VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah and Kevin Kuhar

Re:	Smith & Nephew plc Comment Letter dated September 11, 2020 Form 20-F for the Fiscal Year Ended December 31, 2019 Filed on March 2, 2020 File No. 001-14978

September 18, 2020

Dear Mr. Kuhar,

Thank you for your letter dated September 11, 2020 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) of Smith & Nephew plc. In this letter, “Smith & Nephew” or the “Company” means “Smith & Nephew plc and its subsidiaries”.

To facilitate your consideration of Smith & Nephew’s response, we have included below the comments and have provided Smith & Nephew’s response immediately following.

Form 20-F for the Fiscal Year Ended December 31, 2019

Evaluation of internal controls, page 78

1. We note that your Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2019. However, your officers did not provide a definitive conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 15(a) of Form 20-F. Please amend the filing to provide an appropriate conclusion.

Response

The Company will amend the 2019 Form 20-F to include the Chief Executive Officer’s and Chief Financial Officer’s conclusion regarding the effectiveness of its disclosure controls and procedures as required by Item 15(a) of Form 20-F by re-producing Item 15 from pages 78-79 of the original 2019 Form 20-F and adding the following sentence in italics to the end of the first bullet point on page 79:

Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 20 February 2020 that the disclosure controls and procedures were effective as at 31 December 2019.

I hope that you find our response full and helpful in addressing your comment.

Yours sincerely,

/s/ Anne-Francoise Nesmes

Anne-Francoise Nesmes

Chief Financial Officer